

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2024

Carmine Stengone
Chief Executive Officer and President
Contineum Therapeutics, Inc.
10578 Science Center Drive, Suite 200
San Diego, California 92121

Re: Contineum Therapeutics, Inc.
Form S-1
Exhibit No. 10.16
Filed March 15, 2024
File No. 333-278003

Dear Carmine Stengone:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Thacker, Esq.